SEC File No. 812-14196

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1 TO APPLICATION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY
ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTION 15(A) OF SUCH ACT AND RULE 18F-2 THEREUNDER AND CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of

ALTEGRIS ADVISORS, L.L.C.

and

NORTHERN LIGHTS FUND TRUST

Please direct all written or oral communications concerning this Application to:

James Ash, Esq.

Gemini Fund Services, LLC

80 Arkay Drive, Suite 110

Hauppauge, New York  11788

with copies to:

JoAnn Strasser, Esq.

Thompson Hine LLP

41 S. High Street, Suite 1700

Columbus, Ohio 43215

March 5, 2014

This Application (including exhibits) consists of 33 pages.
The exhibit index appears on page 28.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

ALTEGRIS ADVISORS, L.L.C.
1200 Prospect Street, Suite 400
La Jolla, CA  92037

and

NORTHERN LIGHTS FUND TRUST
17605 Wright Street, Suite 2
Omaha, Nebraska 68130

Investment Company Act of 1940 File No. 812-14196

: : : : : : : : : : : :

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.

INTRODUCTION

Northern Lights Fund Trust (the "Trust"), on behalf of Altegris Managed Futures Strategy Fund (the "MF Fund") and Altegris Macro Strategy Fund (formerly Altegris Global Macro Strategy Fund) (the "MS Fund"), and Altegris Advisors, L.L.C. (the "Adviser") (collectively, the "Original Applicants") have received an order of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Adviser, subject to the approval of the Trust’s Board of Trustees (the “Board” or “Trustees”), including a majority of the Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust (“Independent Trustees”), to enter into and materially amend sub-advisory agreements (“Sub-Advisory Agreements”) with unaffiliated investment sub-advisers (“Sub-Advisers”) with respect to the MF Fund and MS Fund and certain future funds, without obtaining shareholder approval (“Existing Order”), including new agreements to replace a contract that has terminated as a result of an “assignment” pursuant to Section 15(a)(4) of the 1940 Act. 1

The Original Applicants, along with Altegris Futures Evolution Fund (the "FE Fund"), Altegris Equity Long Short Fund (the "ELS Fund"), Altegris Fixed Income Long Short Fund (the "FILS Fund"), Altegris Multi-Strategy Alternative Fund (the "MSA Fund"), and the Altegris/AACA Real estate Long Short Fund (the “RELS” Fund”) (the FE Fund, ELS Fund, FILS Fund.  MSA Fund and RELS Fund, 2 together with the Original Applicants, the "Applicants") are seeking an order of the Commission that would supersede the Prior Order to update the existing relief. The requested order would  revise the conditions in the Prior Order to make them more consistent with conditions in recent similar orders granted by the Commission.  Thus, Applicants seek an order of the Commission to allow the Adviser to enter into and materially amend sub-advisory

1 Altegris Advisors, L.L.C. et al., Investment Company Act Rel. Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order).

agreements without shareholder approval. Applicants also seek an order of the Commission under Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms 3 : (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  The requested order would supersede the Existing Order. 4

Applicants request that the exemptive relief requested herein apply to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (or its successors); (b) uses the “manager-of-managers” structure described in this Application; and (c) complies with the terms and conditions of this Application (together with the MF Fund, MS Fund, FE Fund, ELS Fund, FILS Fund, MSA Fund, and RELS Fund, the "Funds" and each, individually, a "Fund"). 5

Because of the manager-of-managers structure of the Funds, Applicants submit that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.  Applicants believe that without an exemption from the shareholder voting requirement of Section 15(a) of the 1940 Act, a Fund may be precluded from promptly and timely employing a Sub-Adviser or Sub-Advisers or materially amending a Sub-Advisory Agreement because the Fund would be subject to the delays and additional expense of a proxy solicitation.  Applicants also believe that without an exemption from certain disclosure requirements concerning fees paid to Sub-Advisers, the Manager may pay higher fees to Sub-Advisers than the Manager could otherwise negotiate.  For the reasons discussed below, the Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

II.

BACKGROUND

A.

The Trust

The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company.  Currently, the Trust is comprised of approximately ninety nine  individual registered series and additional series that are in registration.  Each of the Trust's series has its own investment objective, policies and restrictions and is managed by various advisers and sub-advisers.

B.

The Adviser

The Adviser is a limited liability company organized under the laws of the State of Delaware.  The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").  The Adviser serves as the investment adviser of the MF Fund, MS Fund, FE Fund, ELS Fund, FILS Fund, MSA Fund and the RELS Fund, and will serve as investment adviser to future Funds.  The Adviser's primary business activity is providing investment management services to MF Fund, MS Fund, FE Fund, ELS Fund, FILS Fund, MSA Fund and RELS Fund, pursuant to an investment advisory agreement with the Trust (the "Advisory Agreement"). 6  In addition, the Adviser and its affiliates also oversee the structuring, management and distribution of alternative investment products for institutional clients.

Under the terms of the Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Funds' business affairs and selecting investments according to each of those Funds' respective investment objective, polices, and restrictions.  In addition, pursuant to the Advisory Agreement, the Adviser may retain one or more sub-advisers, at the Adviser's own cost and expense, for the purpose of managing the investment of all or a portion of the assets of the Funds.

For the investment management services that it provides to the MF Fund, MS Fund, FE Fund, ELS Fund, FILS Fund, MSA Fund, and RELS Fund, the Adviser receives the fee specified in an Advisory Agreement with the Trust, on behalf of each

Fund, based on the respective Fund’s average daily net assets.  In the interest of limiting the expenses of the Funds, the Adviser may from time to time waive some or all of its investment advisory fees or reimburse other expenses for a Fund.  In this regard, the Adviser has entered into an expense limitation agreement with the Trust on behalf of each the existing Funds (the "Expense Limitation Agreement") and may enter into such an expense limitation agreement with respect to a future Fund, if any.  Pursuant to the Expense Limitation Agreement, the Adviser has agreed to waive or limit its fees and to assume other expenses to the extent necessary to limit the total annual operating expenses of each class of the respective Funds.  The limits exclude certain Fund expenses, such as expenses relating to front-end or contingent deferred sales loads, distribution and shareholder servicing (12b-1) fees, taxes, interest, brokerage commissions, dividends expense on securities sold, acquired or underlying fund fees and expenses and extraordinary expenses such as litigation or reorganization costs. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.

C.

 Sub-Advisers and Manager of Managers Structure

Pursuant to its authority under the Advisory Agreement, the Adviser may enter into certain sub-advisory agreements to engage Sub-Advisers to provide investment advisory services to the Funds, and to date has engaged certain Sub-Advisers to provide investment advisory services, as applicable, to the MF Fund, MS Fund, FE Fund, ELS Fund FILS Fund and RELS Fund. The Adviser has not to date engaged a Sub-Adviser to provide investment advisory services to the MSA Fund, but may do so in the future, and may also engage additional Sub-Advisers to provide such services to the Funds. Each Sub-Adviser, when and if hired, with respect to a Fund, is or will be an "investment adviser" as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act.

The Adviser selects Sub-Advisers based on the Adviser's evaluation of the Sub-Advisers' skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board.  The Adviser engages in on-going analysis of the continued advisability of retaining each Sub-Adviser and makes recommendations to the Board as needed.  The Adviser also negotiates and renegotiate the terms of Sub-Advisory Agreements, including the sub-advisory fees, with each Sub-Adviser, and makes recommendations to the Board as needed.

The primary responsibility for management of the Funds – including, in particular the selection and supervision of the Sub-Adviser(s) – is vested in the Adviser, subject to general oversight and approval by the Board. Thus, the Adviser supervises the management and investment programs and operations of the Funds and evaluates the abilities and performance of other money management firms to identify an appropriate Sub-Adviser for the Funds' various sub-strategies.  After a Sub-Adviser is selected, the Adviser continuously supervises and monitors the Sub-Adviser’s performance and periodically recommends to the Board which Sub-Advisers should be retained or released.

 The Adviser, under the Advisory Agreement and Sub-Advisory Agreements, may employ multiple Sub-Advisers for the Funds.  Under the manager-of-managers structure, the Adviser allocates and, when appropriate, reallocates each Fund's assets among Sub-Advisers.  Each Sub-Adviser has discretionary authority to invest that portion of a Fund's assets assigned to it.  The Adviser intends to achieve each Fund's investment objective by selecting a separate Sub-Adviser or Sub-Advisers to implement distinct sub-strategies or "programs" for the Fund, based upon the Adviser's evaluation of each Sub-Adviser’s expertise and performance in managing its respective portion of the Fund's assets.  The Adviser monitors each Sub-Adviser for adherence to its specific strategy, and monitors the overall portfolio for compliance with a Fund's specific investment objective, policies and strategies.  In addition, the Adviser manages a portion of the assets of each Fund itself pursuant to its own investment strategy.

Sub-Adviser evaluation on both a quantitative and qualitative basis is an ongoing process.  The Adviser periodically gathers and analyzes certain performance information regarding the Funds.  If a Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Fund or its Sub-Adviser (such as a departure from the Fund's disclosed investment style, a change in management of the Sub-Adviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Sub-Adviser to meet the Fund's investment objective.  The Adviser monitors any possible replacement Sub-Adviser(s) for a Fund so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Sub-Adviser change be warranted.

For the investment advisory services they provide to the Funds, each Sub-Adviser receives fees from the Adviser, calculated at an annual rate based on the average daily net assets of the respective Fund.  Each Sub-Adviser bears its own expenses of providing sub-advisory services to the Funds.  Neither the Trust nor the Funds are responsible for paying sub-advisory fees to any Sub-Adviser.  The Adviser compensates each Sub-Adviser out of the fees that are paid to the Adviser under the Advisory Agreement.

III.

EXEMPTIVE RELIEF REQUESTED

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of Sub-Advisers and to make material changes to Sub-Advisory Agreements in connection with operating the Fund.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes in Sub-Advisory Agreements are made, but approval by shareholders of the applicable Fund will not be sought or obtained. 7

If the requested order is granted, each Sub-Advisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Fund, including that it will: (i) precisely describe the compensation to be paid by the Adviser or Fund to the Sub-Adviser; (ii) continue in effect for more than two years from the date of its execution only so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Board or by shareholders of the applicable Fund on not more than 60 days’ written notice to the Sub-Adviser; and (iv) provide, in substance, for the automatic termination in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.  Upon issuance of the order, the prospectus of any Fund that has received shareholder approval under condition (1) set forth below, will include at all times after such approval the disclosures provided for in condition (2) set forth below.

IV.

APPLICABLE LAW AND DISCUSSION

A.

Shareholder Vote

1.

Applicable Law

Section 6(c) of the 1940 Act provides, in pertinent part, that:

The Commission…by order upon application, may conditionally or unconditionally exempt any person… or any class or classes of persons… from any … provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company…

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter…

Rule 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by [paragraph (c)(1) of this section], the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action: Provided, [t]hat the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as follows:

“Investment adviser” of an investment company means (A) any person…who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities…and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A)…

2.

Discussion

Applicants seek relief to permit each Fund and/or the Adviser to enter into and materially amend a Sub-Advisory Agreement, subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser will operate each Fund, or may operate a Fund, in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling each Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)

Necessary or Appropriate in the Public Interest

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  In the case of the Funds, the Adviser does not normally make the day-to-day investment decisions for a Fund. 8 Instead, the Adviser establishes an investment program for each Fund and selects, supervises, and evaluates the Sub-Advisers who make the day-to-day investment decisions for each Fund.  This is a service that the Adviser believes adds value to the investment of each Fund’s shareholders because the Adviser is able to select those Sub-Advisers best suited to manage a particular Fund in light of the Fund’s strategies and the market sectors in which it invests.

From the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Fund.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or investment performance, and expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the Fund’s investment objective.  Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate each Sub-Adviser out of the investment advisory fee or from other Adviser assets.  Under the traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation.  There is no compelling policy reason why the Fund’s shareholders should be required to approve the relationship between the Sub-Advisers and each applicable Fund when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for retention by a Fund, shareholders of that Fund would be required to approve the Sub-Advisory Agreement with that Sub-Adviser.  Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect, the shareholders of the affected Fund would be required to approve the change.  Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Fund would be required to approve retaining the existing Sub-Adviser.  In all these instances, the need for shareholder approval requires the affected Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Fund and its shareholders.

Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Fund are paying the Adviser — the selection, supervision and evaluation of the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Fund’s shareholders and allows the Fund to operate more efficiently.  The Trust is not required to hold an annual shareholder meeting and no Funds are expected to be required to hold such annual shareholder meetings.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Fund is able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believes that a change would benefit a Fund and its shareholders.  Without the requested relief, a Fund may, for example, be left in the hands of a Sub-Adviser that is unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement.  Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control — events that would be beyond the control of the Adviser, the Trust, and the Fund — the affected Fund may be forced to operate without a Sub-Adviser or with less than optimum number of Sub-Advisers.  The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Fund.

(b)

Consistent with the Protection of Investors

Primary responsibility for management of a Fund’s assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board.  The Advisory Agreement remains fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Fund, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Sub-Advisers.  Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders.

In evaluating the services that a Sub-Adviser will provide to a Fund, the Adviser considers certain information, including, but not limited to, the following:

(1)

the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Fund;

(2)

a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)

reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)

reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In addition, the Adviser and the Board consider the Sub-Adviser’s compensation with respect to each Fund for which the Sub-Adviser will provide portfolio management services.  The Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Fund.  Accordingly, the Adviser and the Board analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:

(1)

a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)

comparisons of the proposed fees to be paid by each applicable Fund with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3)

data with respect to the projected expense ratios of each applicable Fund and comparisons with other mutual funds of comparable size.

If the relief requested is granted, shareholders of a Fund will receive adequate information about the Sub-Advisers.  The prospectus and statement of additional information (“SAI”) for each Fund will include all information required by Form N-1A concerning the Sub-Advisers of the applicable Fund (except as modified to permit Aggregate Fee Disclosure as defined in this Application).  If a new Sub-Adviser is retained or a Sub-Advisory Agreement materially amended, the affected Fund’s prospectus and SAI will be supplemented, if required, promptly pursuant to Rule 497 under the Securities Act of 1933, as amended.  If new Sub-Advisers are hired, the Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement 9 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Sub-Adviser provides no more meaningful information to shareholders than the proposed Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

3.

Consistent with the Policy and Provisions of the 1940 Act

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including Sub-Advisory contracts.10  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.11 The relief sought in this Application is fully consistent with this public policy.

The Advisory Agreement and any Sub-Advisory Agreements with Affiliated Sub-Advisers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The prospectus of each Fund will disclose that the Adviser is the primary provider of investment advisory services to the Fund, and, if the requested relief is granted, that the Adviser may hire or change Sub-Advisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  Additionally, if a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may exchange their shares for those of another Fund or may redeem their shares.

B.

Disclosure of Sub-Advisers’ Fees

1.

Applicable Law

Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser...under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i).  Together, these provisions may require a Fund to disclose the fees paid to a Sub-Adviser in connection with a Sub-Advisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.  These provisions could require a Fund’s financial statements to disclose information concerning fees paid to a Sub-Adviser, the nature of a Sub-Adviser’s affiliations, if any, with the Adviser, and the names of any Sub-Adviser accounting for 5% or more of the aggregate fees paid to the Adviser.

For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Fund to disclose (as a dollar amount and a percentage of a Fund’s net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Sub-Adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1) (ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.  For a Fund that employs an Affiliated Sub-Adviser, the Fund will provide separate disclosure of any fees paid to such Affiliated Sub-Adviser.

2.

Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Funds using the services of one or more Sub-Advisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser intends to operate the Funds in a manner different from a traditional investment company.  By investing in a Fund, shareholders are hiring the Adviser to manage the Fund’s assets by evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Fund among Sub-Advisers rather than by hiring its own employees to manage the assets directly.  The Adviser, under the supervision of the Board, will be responsible for overseeing the Sub-Advisers and recommending their hiring, termination and replacement.  In return, the Adviser will receive an advisory fee from each Fund.  Pursuant to a Sub-Advisory Agreement, the Adviser may compensate a Sub-Adviser out of the advisory fees advisory fees it receives from such Fund.  Disclosure of the individual fees that the Adviser or Fund would pay to a Sub-Adviser does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate each Sub-Adviser.  Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser.  In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers.  Similarly, in the case of the Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers.  There are no policy reasons that require shareholders of the Funds to be told the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries. 12

The requested relief would benefit shareholders of the Funds because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers.  The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser.  If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts.  Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount.   The relief will also encourage Sub-Advisers to negotiate lower Sub-Advisory fees with the Adviser if the lower fees are not required to be made public.

C.

Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., Highland Associates, Inc. and Financial Investors Trust, Release Nos. 30259 (November 9, 2012) (notice) and 30291 (December 5, 2012) (order); Trust for Professional Managers and Collins Capital Investments, LLC, Release Nos. 30235 (October 18, 2012) and 30263 (November 14, 2012) (order); PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc., Release Nos. 30224 (September 27, 2012) (notice) and 30241 (October 23, 2012) (“Pace”); Pax World Funds Management Series Trust I and Pax World Management LLC, Release Nos. 29751 (August 1, 2011) (notice) and 29783 (September 7, 2011) (order) (“Pax”); Sterling Capital Funds and Sterling Capital Management LLC, Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order) (“Sterling”); Highland Capital Management, L.P. and Highland Funds I, Release Nos. 29445 (September 27, 2010) (notice) and 29488 (October 26, 2010) (order) (“Highland”); and Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights”).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Equinox Funds and Trust, et. al. , Release Nos. 30673 (August 23, 2013) (notice) and 30691 (September 19, 2013) (order); Pace; Pax; Sterling; Highland; Northern Lights; Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust, Release Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order); Cash Account Trust, Release Nos. 29094 (December 16, 2009) (notice) and 29109 (January 12, 2010) (order); Strategic Funds, Inc., Release Nos. 29064 (November 30, 2009) (notice) and 29097 (December 23, 2009) (order); Grail Advisors LLC and Grail Advisors ETF Trust, Release Nos. 28900 (September 14, 2009) (notice) and 28944 (October 8, 2009) (order); GE Funds, Release No. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order); Embarcadero Funds, Inc., Release Nos. 28769 (June 22, 2009) and 28820 (July 20, 2009) (order); Trust for Professional Managers, Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order); Unified Series Trust and Envestnet Asset Management, Inc., Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, Release Nos. 28010 (October 2, 2007) (notice) and 13419 (October 29, 2007) (order); Trust for Professional Managers, Inc., Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order); Forum Funds, Release No. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order); Atlas Assets, Inc.  and Atlas Advisers, Inc., Release Nos. 26599 (September 16, 2004) (notice) and 26631 (October 13, 2004) (order); JNL Series Trust, Release Nos. 25956 (March 12, 2003) (notice) and 25997 (April 8, 2003) (order); Oppenheimer Select Managers, Release Nos. 25928 (February 6, 2003) (notice) and 25952 (March 4, 2003); and AB Funds Trust and SBC Financial Services, Inc., Release Nos. 25805 (November 19, 2002) (notice) and 25848 (December 17, 2002) (order).

V.

CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)

Before a Fund may rely on the order, the operation of the Fund in the manner described in this Application will be approved by a majority of the Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchased shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Fund’s shares are offered to the public.

(2)

The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application.  In addition, each Fund will hold itself out to the public as employing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

(3)

Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

(4)

The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

(5)

At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

(6)

Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then-existing Independent Trustees..

(7)

Whenever a Sub-Adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Trust’s board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

(8)

Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(9)

The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Fund basis.  The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

(10)

The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets, and, subject to review and approval by the Board, will:  (a) set the Fund’s overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a part of the Fund’s assets; (c) when appropriate, allocate and reallocate the Fund’s assets among Sub-Advisers; (d) monitor and evaluate the investment performance of Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Fund’s investment objectives, policies, and restrictions.

(11)

No Trustee or officer of the Trust or of a Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for: (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

(12)

Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

(13)

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(14)

For any Fund that pays fees to a Sub-Adviser directly from fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by that Fund will be required to be approved by the shareholders of the Fund.

VI.

CONCLUSION

For reasons set forth above, Applicants respectfully request that the Commission publish a notice of the filing of this Application and thereafter issue an order pursuant to Section 6(c) of the Act granting the relief requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.

VII.

PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

ALTEGRIS ADVISORS, L.L.C.
1200 Prospect Street, Suite 400
La Jolla, CA  92037

NORTHERN LIGHTS FUND TRUST
17605 Wright Street, Suite 2
Omaha, NE 68130

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

JoAnn Strasser, Esq.
Thompson Hine LLP
41 S. High Street
Suite 1700
Columbus, Ohio  43215

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, bylaws; certificate of formation and operating agreement, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2 ..

(Signature page follows)

Applicants have caused this Application to be duly signed on their behalf.

NORTHERN LIGHTS FUND TRUST,

on behalf of its series:

Altegris Managed Futures Strategy Fund

Altegris Macro Strategy Fund

Altegris Futures Evolution Strategy Fund

Altegris Equity Long Short Fund

Altegris Fixed Income Long Short Fund

Altegris Multi-Strategy Alternative Fund

Altegris/AACA Real Estate Long Short Fund

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

Altegris Advisors, L.L.C.

By:

/s/ Ken McGuire

Name:

Ken McGuire

Title:

Chief Operating Officer

VIII.

LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)

A-1 through A-2

Verifications of Signatures Required Pursuant to Rule 0-2(d)

B-1 through B-2

EXHIBIT A-1

Authorization for Northern Lights Fund Trust

President's Certificate

I, Andrew Rogers, President of Northern Lights Fund Trust, a Delaware statutory trust (the "Trust"), having its principal place of business in the City of Omaha, County of Douglas, State of Nebraska, do hereby certify that:

Attached is a true and correct copy of the resolutions adopted by the Board of Trustees of the Trust effective as of June 20, 2013, and this application was approved by the Board at a meeting held February 25-26, 2014.

IN WITNESS WHEREOF, I have hereupon set may hand this 5th of March, 2014.

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

Secretary’s Certificate

NORTHERN LIGHTS FUND TRUST

The undersigned Secretary of Northern Lights Fund Trust does hereby certify that a majority of the members of the Board of Trustees Northern Lights Fund Trust, a Delaware statutory trust (the "Trust"), approved the following resolutions during the Regular Board of Trustees Meeting held on June 19-20, 2013, to be effective as of June 20, 2013:

RESOLVED, that an application for an exemptive order (the "Application") from the Securities and Exchange Commission (the "SEC"), requesting relief from the Sub-Adviser fee disclosures requirement described in the initial Order, substantially in the form presented at this meeting with such non-material changes as the proper officers of the Trust, in consultation with counsel approve, is hereby approved and adopted as the Trust's Application for an exemptive order; and

RESOLVED FURTHER, that the proper officers of the Trust be, and they hereby are authorized and directed to prepare or cause the preparation of, to execute and to cause to be filed with the SEC, such Application; and

RESOLVED FURTHER, that the appropriate officers of the Trust are authorized to cause to be filed any and all further amendments to the Application, as deemed appropriate upon the advice of counsel.

The undersigned further certifies that this application was approved by the Board at a meeting held on February 25-26, 2014.

IN WITNESS WHEREOF, the undersigned confirms the foregoing is true and accurate and has executed this Secretary’s Certificate on March 5, 2014.

/s/ James Ash

James Ash, Secretary

EXHIBIT A-2

Authorization for Altegris Advisors, L.L.C.

Chief Operating Officer's Certificate

I, Ken McGuire, Chief Operating Officer of Altegris Advisors, L.L.C., a Delaware Limited Liability Company (herein the "Adviser"), having its principal place of business in the City of La Jolla, County of San Diego, State of California, do hereby certify that: Ken McGuire is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Operating Officer.

IN WITNESS WHEREOF, I have hereupon set my hand this 5th day of March, 2014.

By:

/s/ Ken McGuire

Name:

Ken McGuire

Title:

Chief Operating Officer

EXHIBIT B-1

Verification for Northern Lights Fund Trust

State of New York

County of Suffolk, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Northern Lights Fund Trust (the "Trust"), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

EXHIBIT B-2

Verification for Altegris Advisors, L.L.C.

State of California

County of San Diego, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Altegris Advisors, L.L.C. (the "Adviser"), that he is the Chief Operating Officer of the Adviser and that all actions of the Adviser necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Ken McGuire

Name:

Ken McGuire

Title:

Chief Operating Officer